

July 17, 2014

Via E-mail
Korm Trieu
Chief Financial Officer
Almaden Minerals Ltd.
750 West Pender Street, #1103
Vancouver, British Columbia V6C2T8

> **Re:** **Almaden Minerals Ltd.**
> **Form 20-F for the Year Ended December 31, 2013**
> **Filed April 1, 2014**
> **Response Dated June 30, 2014**
> **File No. 001-32702**

Dear Mr. Trieu:

We have reviewed your filing and response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2013

Notes to Consolidated Financial Statements, page 9
Note 7. Investment in Associate, page 20

1. We note your response to comment 3 in our letter dated June 2, 2014 and your assertion that you have performed the impairment test on your 38.8% investment in Gold Mountain Mining Corporation by determining the fair value less cost of disposal (FVLCD) using the preliminary economic analysis (PEA) performed on the Elk Gold Project as a basis for your discounted cash flow analysis. We understand that the PEA utilizes multiple assumptions, such as a long term gold price and discount rate in determining the discounted cash flows associated with the project. We believe utilization of the discounted cash flow analysis is more indicative of a value in use model rather than FVLCD, which we would expect to be derived using such evidence as market prices in orderly transactions. Accordingly, please confirm that the assumptions used in the PEA

are internal use assumptions that have been provided by management. Also, please make conforming revised disclosures in future filings.

You may contact Steve Lo, Staff Accountant at 202-551-3394 or Craig Arakawa, Accounting Branch Chief at 202-551-3650 if you have questions regarding these comments.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining